
HOTELS BY DAY®
#UnlockYourDay
Hotelier's Brief 2021

Hotel properties are daytime **Underutilized** despite significant fixed costs

42%
Avg day room vacancy

66%
meeting room vacancy

39%
hotel parking vacancy

53%
pool chair vacancy

57%
hotel gym vacancy

□ Est. $100 billion LEFT IDLE & UNUSED globally

Tapping on 'Workplace Evolution'



Digital Nomad in Hotels
Wotel = Work at Hotel
Mainly For:
. Creatives
. Contractors
. Entrepreneurs
. Financiers
. Gig workers
. Road warriors
. Legals
. etc...
CoWorking
Internet Café
Birth of 3rd Location
Office
Factory
Work Mobility
Tech
1900s
1930s
1990s
2000s
2010s
2020s

Services you can now offer to new day guests

Business



Day Room
~ $80 - $150



Conference Room
~ $250 - $500



Coworking
~ $15 - $35



Parking / Gym Pass
~ $10 - $25

Leisure



Pool Pass
~ $20 - $90



Pool Bed
~ $50 - $250



Pool Cabana
~ $100 - $500



Spa Pass
~ $75 - $250

Established Company



HOTELSBYDAY®
#UnlockYourDay
DESTINATIONS
HOW IT WORKS?
BLOG
MISSION
SIGN-IN
All The Hotel Amenities
For Half The Night Rate
San Francisco, CA, USA
Pick a Day
SEARCH
Discover our iOS and Android apps and book your day stay in just a few simple clicks!

x Guests

- New hotel experience
- On-demand hospitality
- Affordable luxury
- Secure, clean, duty of care

x Hotels

- Monetize idle inventory
- Upsell opportunities
- Economic CAC model
- Complement AirBnB

Established Company

KPIs

76,000+ Guests*

175,000+ Bookings

1855+ Hotels

$17M+ Room Revenue
+$9M F&B (est.)

In the Press

Travel Weekly, abc, H4teliers, Collide, SmarterTravel, Wired, Hotelier, Heavy, Forbes, Daily Mail, TIME, tnooz, The Boston Globe, Chicago Tribune, TechCrunch, Condé Nast Traveler, Huff Post, Jetset Times, Travel + Leisure, Skift, NY1, goop, Mashable, Shark Tank, The New York Times

* Data collected as of Q2 2021

New Market


Of 7 BILLION people on Earth,
ONLY 2 TRAVEL

How to tap on the other 5 Billion?

- Sebastien Bazin, CEO Accor Hotels

61% of day guests are Hyperlocal,

living within 25 miles away from hotel booked.

New Opportunities!

- An untapped market of local residents
- Exposure to a captive audience
- Upsells (night sup., F&B, amenities)
- More repeats
- More loyalty & referrals

Setup


HOTELS BY DAY
Location
Current Location
Date
Today
Tomorrow
FIND HOTELS
$89
Seton Hotel
$125
Map
Sort

What?

Daytime Real-Estate

How?

- Timeband for ~ 6 hrs,
- ~ 50% off high quarter ADR
- Anytime between 7am/7pm

Why?

- Early flight arrivals
- Meet/Work in privacy
- Redeye refresh
- Staycation/Daycation
- Long Layovers
- Use of Amenities (pool, Spa) .
- Parking pass
- Shopping Base
- Etc…

Product


HOTELSBYDAY
List
Map
Destination or Hotel name
San Francisco, CA, USA
Pick a Day
August 20, 2021
Search
Most Popular Amenities
Filter: 0
Clear filter
Nearest
19 Hotels available for day use rooms in San Francisco, CA, USA
Our Top Pick


Search
Most Popular Amenities
Filter: 0
Clear filter
19 Hotels available for day use rooms in San Francisco, CA, USA
Hyatt Regency San Francisco
5948 Reviews on TripAdvisor
99 USD / day
99 USD
99 USD
119 USD
69 USD
109 USD
99 USD
Leaflet | © OpenStreetMap contributors


Filter: 0
Clear filter
Nearest
19 Hotels available for day use rooms in San Francisco, CA, USA
Our Top Pick
1975 Reviews on TripAdvisor
White Swan Inn San Francisco
845 Bush Street, San Francisco, California 94108
Accepts Cash
Beer & Wine
Breakfast Available
Business Center
Hair Dryer
Laundry Service
Show all 12 amenities
DayRoom
Work
Day Room 2
9AM — 6PM
119 USD


Change Date
Day Room
99.00 USD
2
Check-in: 10:00am
Check-out: 4:00pm - Same Day
Book Now
Day Room + Breakfast
159.00 USD
1
Check-in: 10:00am
Check-out: 4:00pm - Same Day
Book Now
Day Room + Parking
139.00 USD
2
Check-in: 10:00am
Check-out: 6:00pm - Same Day
Book Now
* This rate does not include taxes and fees.
See Booking Policy For More Details

More details: https://www.hotelsbyday.com/en | https://youtu.be/X_qrKx1QcE0

Win-Win Model

Generate more daytime revenue, with existing rooms/amenities sitting idle.



11am
3pm
Current Hotel Model
With Day-stays
+50%
Net Room Revenue

We charge 15% commission on bookings

Win-Win Model

Economic Customer Acquisition Model

Traditional Channel

- 15% commission
- X 1.5 nights (Av. Length/Stay)
- X High ADR

= $65 to $149 for a new customer 😱

HotelsByDay

- 15% commission
- X 0.5 nights (ALOS)
- X 0.5 ADR

= $9 to $19 for a new customer ! 🤑

Other Benefits:

- Guest is local, exposing Hotel lifestyle options
- Guest may stay the night, at NO extra comm.
- Guest susceptible to multiple repeats
- Increase ancillary sales & Loyalty program
- Quality day-guests: Top score reviews here

Metrics



>5 Days Prior 20%
Same Day 26%
3-5 Days Prior 15%
1 Day Prior 28%
2 Days Prior 11%

Booking Window



Female 44%
Male 56%

Gender



Resort 3%
Cruise Port 4%
Suburban 13%
City 34%
Beach 16%
Airport 30%

Hotel Locations



Spa 4%
Parking 5%
Coworking Pass 9%
Dayroom 42%
Workspace 12%
Early/Late Checkout 12%
Pool Cabana 16%

Booking Interest

Manage your inventory, pricing & blackout days



Hotel TEST HBD
Basic
Hotel Images
Amenities
User accounts
Terms & Conditions
Rates
Inventory
Accounting
Extras
Notes
Description
SEO
Taxes and fees
Previous
January 2020
Next
Edit availability
Open
Close
Reset selection
Cell format hint:
Room type name
Currently Available Rooms / Total Rooms, Non-refundable rate / Pay at Hotel rate, Check-in Time - Check-out Time
Video - How to set-up Rates & Inventory
Monday
Tuesday
Wednesday
Thursday
Friday
Saturday
Sunday
MacBook Air

HotelsByDay Software helps you:

- Pick your defaults
- Choose your rate options & time-bands
- Dynamically adjust based on demand, seasonality, holidays, weekdays/weekends and scarcity

NOTE:
A dedicated Account Manager will help you manage your inventory, calendar and pricing prior to turning your property Live.

Sample Tutorial Videos:

- 1' minute video on how to manage your inventory link here
- More HotelsByDay tutorial videos link here

Operational Recap

Inventory	· Minimum inventory risk, starting at 2 ROH rooms · Run of House Inventory, for easy assignment · Customized time-bands, pick anytime between 7am & 7pm · Static rates = low manual updates & best Return On Effort
Connectivity	· Multiple email contacts to send booking delivery · Fax copy to Front Office for extra visibility (if asked) · Daily recap email delivery to night auditor
Partnership	· Low commission rate at 15% · 30 days auto-renewal partnership · Invoices at month's end, subject to reconciliation · 3% discount on invoices if paid by credit card, within 45 days

Simple Onboard - 3 steps to More Revenues

1

Fill-in the Online
Onboarding Form
(or sent to you via email).

5 minutes fill, non-committal
and non threatening –
'Honor system'.

2

Onboard specialist
pre-populates all info,
including Products,
Rates and Inventory.

3

Schedule a 20 minutes
onboarding tutorial on
back-office: fix rates
and inventory.

Done – Enhance your revenues !


HOTELSBYDAY®
#UnlockYourDay
Thank You!
For more info, contact:
FrontDesk@hotelsbyday.com